Exhibit (d)(3)

CONFIDENTIAL

February 1, 2017

Mobileye N.V.

Har Hotzvim, 13 Hartom Street

P.O. Box 45157

Jerusalem 9777513, Israel

Attn: Professor Amnon Shashua, Chairman and Chief Technology Officer

Dear Amnon:

Reference is made to that certain letter agreement, dated as of the date hereof (the “Confidentiality Agreement”), between Intel Corporation (“Intel”) and Mobileye N.V. (the “Company”) relating to the exchange of certain information in connection with a proposed transaction (the “Proposed Transaction”) involving Intel and the Company or one or more shareholders of the Company. In order to induce Intel to enter into negotiations with the Company regarding the Proposed Transaction (and in recognition of the time and effort that Intel may invest and the expenses that Intel may incur in pursuing these negotiations and in investigating the Company’s business), each of the Company and Intel, intending to be legally bound, agrees as set forth below in this letter (this “Transaction Letter”):

1.    Due Diligence and Definitive Documentation. The Proposed Transaction is subject to Intel’s completion of its due diligence investigation and the execution of definitive agreements, including voting and support agreements from each of the Company’s directors and officers in respect of all of his or her shares of capital stock of the Company including any shares of capital stock owned by a director’s or an officer’s spouse (collectively, the “Definitive Agreements”).

2.    Access and Cooperation. The Company will provide Intel and Intel’s representatives with reasonable access to the Company and its officers, employees, counsel, auditors, books and records and properties and with full opportunity to investigate the Company’s business, financial condition and results of operations for purposes of evaluating the Proposed Transaction. The Company will provide access to certain information requested by Intel by means of an electronic data room.

3.    Exclusivity. The Company has terminated, or contemporaneously with the execution hereof will terminate, and will cause its officers, directors, employees, affiliates, agents and representatives (collectively, “Representatives”) to terminate, any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined below). Until the Termination Date (as defined below), the Company will not, and will not permit its Representatives to, directly or indirectly, (i) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition or (ii) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity that may be considering a Third Party Acquisition. If the Company or any of its Representatives becomes aware of any (x) inquiry, request, proposal or offer by another person or entity with respect to any Third Party Acquisition or (y) breach of the obligations set forth in this paragraph 3, the Company shall promptly, and in any event within 24 hours of receipt of actual notice (verbal or written), notify Intel of any such inquiry, request, breach, proposal or offer, indicate the identity of the offeror and the material terms and conditions of any such proposal or offer or the nature of any such inquiry, request or breach, and thereafter keep Intel informed, on a current basis, of the status and terms of any such inquiry, request, breach, proposal or offer. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party. For purposes of this Transaction Letter, “Third Party Acquisition” means any offer or proposal by or on behalf of any person other than Intel for a transaction in any form, including any share or asset sale or purchase, tender or exchange offer, or merger, consolidation, reorganization, spin-off or liquidation, that would result in the ownership by such person or its shareholders, directly or indirectly, of 15% or more of the consolidated assets or voting securities of the Company or of any of its subsidiaries whose assets, in the aggregate, constitute 15% or more of the consolidated assets of the Company.

4.    Standstill Provision.

(a)    Standstill. During the twelve (12) month period commencing on the date of this Agreement (the “Standstill Period”), other than pursuant to a Definitive Agreement, neither Intel nor any of Intel’s subsidiaries will:

(i)    make or effect (A) any acquisition of beneficial ownership of any equity securities of the Company in excess of 2% of any class of equity securities of the Company, (B) any acquisition of a substantial portion of the consolidated assets of the Company, outside the ordinary course of business, (C) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or the Company’s equity securities or assets, or (D) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the Securities and Exchange Commission) or consents with respect to the election of a majority of the directors of the Company;

(ii)    form, join or participate in a “group” (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder) with respect to the beneficial ownership of more than 2% of any class of equity securities of the Company;

(iii)    take any action that would reasonably be expected to require the Company to make a public announcement regarding any of the matters set forth in clause “(i)” of this sentence; or

(iv)    publicly propose the taking of any action referred to in clause “(i)” of this sentence (it being understood that nothing in this Agreement will prevent Intel or any of its Representatives from communicating with the Chief Executive Officer or Chief Technology Officer of the Company or the Company’s board of directors to make a proposal for or to negotiate with the Company in respect of a tender or exchange offer, merger or other business combination, or any of the other transactions described in clause “(i)” of this sentence involving the Company so long as such communication is made confidentially).

(b)    “Most Favored Nation” Provision. The Company hereby represents and warrants to Intel that neither the Company nor any of the Company’s affiliates has, within the past two years: (i) entered into a Less Restrictive Standstill Agreement; or (ii) entered into any confidentiality agreement or similar agreement with, or provided any non-public information to, any actual or potential investor or acquiror that did not become bound by a standstill or similar provision in favor of the Company. The Company agrees that if, at any time during the Standstill Period, the Company or any of its affiliates enters into a Less Restrictive Standstill Agreement, then (A) the Company shall immediately notify Intel in writing of the terms of such Less Restrictive Standstill Agreement; and (B) this Section 4 shall automatically be deemed to have been amended: (1) to delete those portions of this Section 4 that are more restrictive than the corresponding portions of the Less Restrictive Standstill Agreement, and to replace such portions of this Section 4 with such corresponding (less restrictive) portions of the Less Restrictive Standstill Agreement; and (2) to delete those portions of this Section 4 that do not appear in such Less Restrictive Standstill Agreement. The Company agrees that, if, at any time during the Standstill Period, the Company or any affiliate of the Company enters into any confidentiality agreement or similar agreement with, or provides any non-public information to, any actual or potential investor or acquiror that is not bound by a standstill or similar provision in favor of the Company, then this Section 4, and all of Intel’s obligations set forth in this Section 4, shall immediately terminate and cease to be of any further force or effect. For purposes of this Section 4(b), “Less Restrictive Standstill Agreement” means any agreement between the Company or any of its affiliates, on the one hand, and any individual or any corporation, partnership, entity, group (a “Person”), on the other hand, that contains a standstill or similar provision binding on such Person that is shorter in duration or otherwise less restrictive in any respect than the provision set forth in this Section 4.

(c)    Early Termination. Notwithstanding anything to the contrary contained in this Agreement, if, at any time during the Standstill Period, any Person (other than Intel) or group of Persons:

(i)    commences, or announces an intention to commence, a tender or exchange offer for at least 30% of any class of the Company’s securities;

(ii)    commences, or announces an intention to commence, a proxy contest or a solicitation of consents with respect to the election of any director or directors of the Company;

(iii)    acquires beneficial ownership of at least 30% of any class of the Company’s securities; or

(iv)    enters into, or announces an intention to enter into, an agreement with the Company contemplating the acquisition (by way of merger, tender offer or otherwise) of at least 30% of any class of the Company’s securities or all or a substantial portion of the consolidated assets of the Company;

then (in any of such cases) this Section 4, and all of Intel’s obligations set forth in this Section 4, shall immediately terminate and cease to be of any further force or effect.

(d)    Permitted Actions. Following the expiration or termination of Intel’s obligations set forth in this Section 4, nothing in this Agreement shall prevent Intel or any of its subsidiaries from taking any of the actions set forth in Section 4(a) above (each a “Permitted Action”), or from using Evaluation Material (as such term is defined in the Confidentiality Agreement) in connection with the consideration, negotiation, facilitation, implementation or pursuit of any Permitted Action. Notwithstanding anything contained herein to the contrary, Intel shall not make any disclosure of Evaluation Material that would violate the terms of the Confidentiality Agreement without the prior written approval of the Company, which approval shall not be unreasonably withheld.

5.    Non-Solicitation of Employees.

(a)    Intel agrees that, for the twelve (12) month period commencing on the date of this Agreement, no executive in the Transportation Solutions Division of Intel’s Internet of Things Group who has been made aware of the Proposed Transaction (“IOTG”) will, directly or indirectly, solicit for employment by IOTG any officer or management level employee of the Company who first became known to it in connection with its consideration of the Proposed Transaction; provided however, that IOTG will be permitted to hire employees of the Company who are contacted as a result of Intel’s use of general advertisement and other general non-targeted recruitment techniques in the ordinary course of business and consistent with past practices (if applicable) as opposed to targeted solicitations of any one or more of the Company’s employees.

(b)    The Company agrees that, for the twelve (12) month period commencing on the date of this Agreement, the Company will not, directly or indirectly, solicit for employment any employee of Intel’s Internet of Things Group who first became known to it in connection with its consideration of the Proposed Transaction; provided however, that the Company will be permitted to hire employees of Intel who are contacted as a result of Intel’s use of general advertisement and other general non-targeted recruitment techniques in the ordinary course of business and consistent with past practices (if applicable) as opposed to targeted solicitations of any of these Intel employees.

6.    Termination. Section 3 of this Transaction Letter shall expire at 5:00 p.m., Pacific Standard Time, on March 3, 2017 (the “Termination Date”), provided that this period shall automatically be extended for one additional period of fifteen (15) days on the same terms and conditions set forth in this Agreement unless either party notifies the other in writing that it is no longer interested in pursuing the Proposed Transaction prior to the commencement of such fifteen (15) day period.

7.    Fees, Costs and Expenses. Each party hereto shall bear its respective costs and expenses related to the Proposed Transaction, including, without limitation, the fees and expenses of its respective counsel, accountants and financial advisors. Each party acknowledges that entering into discussions regarding the Proposed Transaction will require the investment of time and resources by both parties, including the engagement of outside advisors or the incurring of other added expense. Accordingly, each party agrees that it will bear its own expenses and the expenses of its Representatives and will not seek any recourse against the other party for any expenses, fees or other losses if the Proposed Transaction does not occur; provided, however, Intel shall be entitled to seek any and all remedies available against the Company including any expenses, fees or other losses if the Company breaches paragraph 3 above.

8.    Governing Law. This Transaction Letter and the matters set forth herein will be governed by and construed in accordance with the laws of New York without regard to the conflict of law rules thereof. Each of the parties hereto hereby submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan, New York City, and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such proceedings in such a court and any claim that any such proceedings brought in such a court have been brought in an inconvenient forum.

9.    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

[Remainder of Page Intentionally Left Blank]

10.    Effect. If the foregoing accurately summarizes our understanding with respect to the Proposed Transaction, please date and execute the duplicate original of this Transaction Letter that is enclosed and return the same to the undersigned. This Transaction Letter sets forth the parties’ intentions with respect to a Proposed Transaction, but, except for paragraphs 3 through 10, which shall be binding obligations, shall not give rise to any binding obligations. No such obligations (except for paragraphs 3 through 10, which shall immediately be binding upon your acceptance of this Transaction Letter) shall arise unless and until the Definitive Agreements have been executed and delivered by the parties hereto.

Very truly yours,

INTEL CORPORATION

By:	/s/ Wendell M. Brooks
	Name:	Wendell M. Brooks
	Title:	Senior Vice President and President Intel Capital

Accepted: February 1, 2017

MOBILEYE N.V.

By:	/s/ Ziv Aviram
	Name:	Ziv Aviram
	Title:	CEO and President

By:	/s/ Prof. Amnon Shashua
	Name:	Prof. Amnon Shashua
	Title:	CTO and Chairman

[Signature Page to Transaction Letter]